UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Grand Canyon Education, Inc.
(Name of Issuer)
Common Stock, $0.01 per value
(Title of Class of Securities)
38526M 106
(CUSIP Number)
Christopher C. Richardson
3300 West Camelback Road
Phoenix, Arizona 85017
602-639-7500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Brent D. Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,686,504 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,686,504 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,686,504 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 45,760,778 shares of Grand Canyon Education, Inc. common stock outstanding as of December 31, 2010.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Christopher C. Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,637,370 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,637,370 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,637,370 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 45,760,778 shares of Grand Canyon Education, Inc. common stock outstanding as of December 31, 2010.

EXPLANATORY NOTE
In connection with the initial public offering (the “IPO”) of shares of common stock of Grand Canyon Education, Inc. (“Grand Canyon”), certain of Grand Canyon’s stockholders entered into a proxy and voting agreement (the “Initial Voting Agreement”) that became effective on November 25, 2008, the closing of the IPO, pursuant to which such holders granted to Brent D. Richardson, Grand Canyon’s Executive Chairman, and Christopher C. Richardson, Grand Canyon’s General Counsel and director (collectively, the “Richardson Voting Group”), a five-year irrevocable proxy to exercise voting authority with respect to certain shares of common stock held by such holders, for so long as such shares are held by such holders.
On September 14, 2009, Endeavour Capital Fund IV, L.P., Endeavour Associates Fund IV, L.P., and Endeavour Capital Parallel Fund IV, L.P. (collectively, the “Endeavour Entities”) entered into a proxy and voting agreement (the “Endeavour Voting Agreement” and together with the Initial Voting Agreement, the “Voting Agreements”) pursuant to which such entities granted to the Richardson Voting Group a similar five-year irrevocable proxy to exercise voting authority with respect to certain shares of common stock held by such entities, for so long as such shares are held by such entities.
This Amendment No. 3 to Schedule 13D (the “Amended Schedule 13D”) is being filed to reflect the termination of the Endeavour Voting Agreement and the Richardson Voting Group’s waiver of all rights under the Initial Voting Agreement, with the effect that the Voting Agreements are no longer in effect and that the Richardson Voting Group no longer has voting authority over any shares of other persons that had been subject to the Voting Agreements. This Amended Schedule 13D amends the Schedule 13D filed on December 5, 2008 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D filed on June 9, 2009 (“Amendment No. 1”), and Amendment No. 2 to Schedule 13D filed on September 23, 2009 (“Amendment No. 2”) and Item 5 of the Schedule 13D, as amended, is amended and supplemented as set forth below.

Item 5.	Interest in Securities of the Issuer.
(a, b) The total for Brent D. Richardson consists of 2,686,504 shares of common stock held of record by Exeter Capital, LLC, a limited liability company of which Brent D. Richardson is the manager.
The total for Christopher C. Richardson consists of 2,637,370 shares of common stock held of record by Calle Camelia Investments, LLC, a limited liability company of which Christopher C. Richardson is a manager.
(c) On January 3, 2011, Brent D. Richardson sold 39,206 shares of common stock at a weighted average price of $19.93 per share. On January 4, 2011, Brent D. Richardson sold 35,794 shares of common stock at a weighted average price of $19.88 per share. Such shares were sold in open market transactions pursuant to the requirements of Rule 144 under the Securities Act of 1933, as amended, and were reported on a Form 4 filed on January 5, 2011.
On January 3, 2011, Christopher C. Richardson sold 38,692 shares of common stock at a weighted average price of $19.93 per share. On January 4, 2011, Christopher C. Richardson sold 86,308 shares of common stock at a weighted average price of $19.88 per share. Such shares were sold in open market transactions pursuant to the requirements of Rule 144 under the Securities Act of 1933, as amended, and were reported on a Form 4 filed on January 5, 2011.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 21, 2011

By:	/s/ Brent D. Richardson
Name:	Brent D. Richardson

By:	/s/ Christopher C. Richardson
Name:	Christopher C. Richardson